October 28, 2004

Richard K. Wulff, Assistant Director
Office of Small Business
Division of Corporation Finance, Mail Stop 3-4
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Carbon Recovery Corp. Registration Statement on Form SB-2 File No. 333-107293 Application For Withdrawal of Registration Statement

Dear Mr. Wulff:

        Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Carbon Recovery Corp. (the “Registrant”) hereby applies for an order granting the immediate withdrawal of its registration statement on Form SB-2 (File No. 333-107293), together with all exhibits and amendments thereto. The initial SB-2 registration statement was originally filed with the United States Securities and Exchange Commission on July 24, 2003.

        The reasons for the request for withdrawal are due in large measure to the poor market conditions for initial public offerings of the size and structure set forth in the Registrant’s registration statement, as well as delays in completing the Registrant’s current audited financial statements required for further amendment to the SB-2 registration statement. No securities have been sold under the registration statement and no selling efforts were made by any underwriter or the Registrant. No preliminary prospectuses were delivered to prospective investors by any underwriter or by the Registrant.

        Accordingly, we hereby request that an order granting withdrawal of the registration statement be issued by the United States Securities and Exchange Commission as soon as possible.

Sincerely,

/s/ Frank Pringle
Frank Pringle
Chief Executive Officer and
President

Cc:       Gregory Bartko, Esq
             Bagell, Josephs & Company, LLC